RALLY RD.

Exclusive Purchase Option Agreement

As of May 11th, 2020

This exclusive purchase option agreement (the “Option Agreement”) is made between RSE Archives, LLC (“Purchaser” or “us”) and Jeremy O’Connor LLC (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

▪For a period of five (5) months from the date of this Option Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights & Obligations:

▪You maintain possession of the Asset(s) throughout the Period.

▪You will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Option Agreement.

▪You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

The Results:

▪Upon the successful completion of an offering through the Rally platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

▪This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

RALLY RD.

Asset:	The Great Gatsby by F. Scott Fitzgerald
Description:	1925 First edition, first printing, second printing dust jacket; inscribed by the author on the front-free endpaper
Total Acquisition Cost:	$ 185,000
Consideration: Cash (%) Equity (%) Total	$ 185,000 (100%) (0%) $ 185,000
Other Terms: Down Payment	$ 185,000 due on signing

RALLY RD.

Acknowledged and Agreed:

By: /s/ Christopher J. Bruno	By: /s/ Jeremy O’Connor
RSE ARCHIVE, LLC	SELLER
Name:Christopher J. Bruno	Name: Jeremy O’Connor
Title: Chief Executive Officer	Title: Principal